WESTMORELAND COAL COMPANY
2nd Floor, 2 North Cascade Avenue, Colorado Springs, CO 80903
Phone: (719) 442-2600 • Fax: (719) 448-8098
July 29, 2011
Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	WESTMORELAND COAL COMPANY Registration Statement on Form S-1 Filed June 30, 2011 File No. 333-175254
Dear Ms. Nguyen:
Set forth below is the response of Westmoreland Coal Company (the “Company”) to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s Form 10-K for fiscal year ended December 31, 2010, which was set forth in your letter dated July 26, 2011. The Staff’s comment, indicated in bold, is followed by the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2010
Financial Statements
Note 1 — Summary of significant accounting policies, page 55
We note your disclosures indicating that you have recorded the current portions of your convertible notes, WRI’s term and revolving line of credit and ROVA’s term debt as noncurrent liabilities as a result of your February 2011 notes offering. Please explain why you believe your re-classification of these obligations is appropriate, citing the accounting literature that supports your view.
According to ASC 470-10-45-14, a short-term obligation can be excluded from current liabilities only if both (1) the company intends to refinance the short-term obligations on a long-term basis and (2) the company can demonstrate the ability to refinance by actually doing so after the balance sheet date by issuance of a long-term obligation or equity securities or by entering into a long-term financing agreement with a party expected to be financially capable of honoring the agreement. Actual refinancing may occur after the date of the balance sheet, but must be completed before the financial statements are issued (or the date they are available to be issued as appropriate under ASC 855). The intent and ability to refinance is supported by the issuance of the long-term notes (which do not contain a subjective acceleration clause) on February 4, 2011 and the full repayment or conversion to equity of the convertible notes, WRI’s term and revolving line of credit, and ROVA’s term debt. This date was prior to the date our balance sheet was issued, which was March 11, 2011.
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Should you require further clarification of any of the issues raised in this letter, please contact me at (719) 448-5819. The Company respectfully requests that the Staff let us know at their earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Jennifer S. Grafton

Jennifer S. Grafton
General Counsel and Secretary
Westmoreland Coal Company